

July 23, 2013

<u>Via Email</u>
Mr. Bharat Vasandani
President, Chairman and Chief Executive Officer
Pan Global, Corp.
123 W. Nye Lane
Suite 455
Carson City, NV

   Re: **Pan Global, Corp.**
      Form 8-K
      Filed May 2, 2013
      File No. 333-167130

Dear Mr. Vasandani:

  We have reviewed your response letter dated July 15, 2013 and are unable to agree. We continue to believe you are a shell company.

  We note your response states that you are actively in the process of implementing a business plan. Nevertheless we believe that the facts and circumstances do not affect your status as a shell company as defined in Rule 12b-2 of the Securities Exchange Act. You currently do not have more than nominal operations or assets.

  Once the company has more than nominal operations or assets, you should file an Item 5.06 Form 8-K with the required disclosure items. Until such time, consistent with our obligations under the federal securities laws, we are terminating our review of your filing and may take further steps we deem appropriate. These steps will include releasing all correspondence relating to our review on the EDGAR system. You may contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

          Sincerely,

          /s/ Celeste M. Murphy for

          Larry Spirgel
          Assistant Director

cc: <u>Via E-mail</u>
   Philip Magri, Esq.
   The Magri Law Firm, PLLC